

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 9, 2008

Mr. Stanley L. Teeple, Chief Financial Officer
Indigo-Energy, Inc.
701 N. Green Valley Pkwy, Suite 200
Henderson, Nevada 89074

> **Re:** **Indigo-Energy, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 2-75313**

Dear Mr. Teeple:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief